PERMIANVILLE ROYALTY TRUST

The Bank of New York Mellon Trust Company, N.A., Trustee

601 Travis Street, 16th Floor
Houston, Texas 77002

COERT Holdings 1 LLC
20 Horseneck Lane
Greenwich, Connecticut 06830

July 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Arthur Tornabene-Zalas

Re:	Permianville Royalty Trust; COERT Holdings 1 LLC
Registration Statement on Form S-3
Filed on June 22, 2022
File No. 333-265777

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Permianville Royalty Trust (the “Trust”) and COERT Holdings 1 LLC (the “Sponsor” and, together with the Trust, the “Co-Registrants”) hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-265777) (the “Registration Statement”) so that the same will become effective at 4:00 p.m., Eastern Time, on July 7, 2022, or as soon thereafter as practicable.

Please contact Julian J. Seiguer, P.C. of Kirkland & Ellis, LLP, special counsel to the Sponsor, at (713) 836-3334 or Troy L. Harder of Bracewell LLP, special counsel to the Trust, at (713) 223-2300, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

PERMIANVILLE ROYALTY TRUST

By:	The Bank Of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Sarah Newell
Name:	Sarah Newell
Title:	Vice President

cc: Troy L. Harder, Bracewell LLP

COERT HOLDINGS 1 LLC

By:	/s/ Matthew Rymer
Name:	Matthew Rymer
Title:	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Manager

cc: Julian J. Seiguer, P.C., Kirkland & Ellis LLP

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